CELSIUS HOLDINGS, INC.
140 NE 4th Avenue, Suite C
Delray Beach, Florida  33483

February 5, 2009

Mr. John Reynolds
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549-7010

Re:          Celsius Holdings, Inc.
Amendment No. 1 to Form S-1
Filed October 9, 2008
File No. 333-153244

Dear Mr. Reynolds:

At the request of the U.S. Securities and Exchange Commission, we are providing this letter in response to certain comments made in the Commission’s letter dated December 17, 2008 regarding the Company’s Amendment No. 1 to Form S-1 filed on October 9, 2008 (the “Registration Statement”).  We are providing the following letter containing our responses.

COMMENT 1:
We note your responses to comment 15 from our letter dated September 25, 2008 and comment two from our letter dated November 7, 2008. Without addressing your Rule 144 analysis, please note the Preliminary Note to Rule 144, which states that the Rule 144 safe harbor is not available for a transaction or series of transactions that, although in technical compliance with Rule 144, is part of a plan or scheme to evade the registration requirements of the Securities Act. In this regard, we note disclosure on page F-13 of the Form S-1 describing the criteria for Golden Gate's payment obligations and the statement that "[t]he most significant criteria is that the Company can issue freely tradable shares." It appears the parties relied on technical compliance with Rule 144(d). Please advise us why you believe Golden Gate is not acting as an underwriter as defined in Section 2(a)(11) of the Act regardless of your belief concerning compliance with Rule 144. In this regard, given Golden Gate's percentage ownership limit and the necessity for Golden Gate to resell significant numbers of shares into the market, please advise us why you believe Golden Gate should not be deemed to have purchased the securities with a view to distribution.

RESPONSE:
We have enlisted the assistance of Golden State Equity Investors, Inc. (previously known as “Golden Gate Investors, Inc.”) (“GSEI”) and its outside counsel to provide a comprehensive response to Comment 1.  The response is attached hereto as Exhibit A and incorporated herein by reference.  Based on the facts, law and interpretive material presented in Exhibit A, the Company does not believe GSEI was acting as an underwriter as defined in Section 2(a)(11) of the Act.  Exhibit A is intended to replace the Company’s prior explanations to the extent necessary.

COMMENT 2:
We note your response to comment 15 from our letter dated September 25, 2008. You state that, under Rule 144(d)(2), the transactions complied with the holding period for restricted securities and, with respect to the promissory note, payment in full was received prior to the issuance of the underlying securities for each partial conversion. It appears that the holding period for each partial conversion in the table on page 12 of your response is less than six months after receipt of payment under the promissory note. For example, the table indicates that the partial conversion on August 11, 2008 of 617,674 shares relates to the full payment of $45,000 received less than two months earlier, on June 23, 2008, the date identified under the column "Eligible for resale." It is unclear how each partial conversion complies with the holding period for the restricted securities involved in the partial conversion. Please advise us why you believe the partial conversions comply with the holding period of Rule 144(d) given the time period between each partial conversion's share issuance and full discharge of debt.

RESPONSE:
We have enlisted the assistance of Golden State Equity Investors, Inc. (previously known as “Golden Gate Investors, Inc.”) (“GSEI”) and its outside counsel to provide a comprehensive response to Comment 2.  The response is attached hereto as Exhibit A and incorporated herein by reference.  Based on the facts, law and interpretive material presented in Exhibit A, the Company believes that each partial conversion complies with the holding period of Rule 144(d) for the restricted securities involved in the partial conversion.

COMMENT 3:
To assist us in understanding your responses, please quantify the number of shares issued to Golden Gate to date, and quantify the maximum possible number of shares that may be acquired by Golden Gate assuming the company's current share price and hypothetical 50% and 75% decreases to the current share price. Also, to the extent known to you, please advise us of the approximate number of shares Golden Gate has sold into the market to date.

RESPONSE:
We have issued 16,846,645 shares to Golden State Equity Investors, Inc. (previously known as “Golden Gate Investors, Inc.”) (“GSEI”) to date. As described below and discussed in Exhibit A, the number of shares issuable to GSEI is subject to a variety of factors outside the control of both the Company and GSEI.  That said, the maximum number of shares that may be acquired by GSEI assuming the company's current share price of $0.05, will be the volume weighted average sales price of our common stock during the previous 20 days of any conversion, then the total amount of shares in a full conversion of the outstanding convertible debenture would be 17,525,000 shares of common stock.  If hypothetically, the current share price decreases 50% and 75%, then the full conversion would be to 35,050,000 and 70,100,000 shares of common stock, respectively. However, it should be noted that all such hypothetical calculations assume that GSEI elects to convert the debenture to shares and that the Company chooses to issue shares rather than pay the debenture in cash which the Company has the right to do at any time the conversion price is less than $0.20.  The Company cannot provide any assurance that it will issue such stock or that GSEI will elect to convert it.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Roger L. Shaffer, Esq. at (561) 862-5535 or myself at (561) 276-2239.

Very truly yours,

/s/ Jan Norelid

Jan Norelid
Chief Financial Officer

EXHIBIT A

The following information is submitted by Celsius Holdings, Inc. (the “Company”) on behalf of Golden State Equity Investors, Inc. (previously known as “Golden Gate Investors, Inc.”) (“GSEI”) in response to the Commission staff’s (the “Staff”) December 17, 2008 correspondence (the “December 17 Letter”).

Background

GSEI’s principal business is making private investments.  It is entirely funded by its sole stockholder and regularly makes direct investments in publicly traded companies.  As disclosed by the Company in its Form S-1 filed on August 28, 2008 (the “Form S-1”), GSEI entered into a securities purchase agreement with the Company on December 19, 2007 (the “Purchase Agreement”) for the sale of an unsecured convertible debenture (“Debenture”) and the shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) issuable upon conversion or redemption of the Debenture (the “Conversion Shares” and, collectively with the Debentures, the “Securities”).  GSEI understands that the Company entered into this transaction in pursuit of capital to grow its business and fund operations.

The transaction was structured so that at the closing, which occurred on December 19, 2007, the Company issued to GSEI the Debenture in the amount of $1,500,000 in return for receipt of the sum of $1,500,000, $250,000 of which was paid in cash and the remainder of which was evidenced by a full-recourse, secured promissory note issued by GSEI to the Company.  The promissory note matures on February 1, 2012 (the “Note”), and each of the transaction documents, including the Purchase Agreement, the Debenture and the Note were filed with the Securities and Exchange Commission (the “Commission”) by the Company on a current report of Form 8-K.1  As of the date of this letter, the Company has received the following cash prepayments under the Note from GSEI:

Date	Promissory Note Prepayments
12/27/2007	$250,000.00
6/23/2008	250,000.00
7/21/2008	250,000.00
7/31/2008	50,000.00
8/20/2008	200,000.00
9/24/2008	250,000.00
Total	$1,250,000.00

Analysis of Underwriter Status

1  While no registration statement was required in connection with this exempt transaction, the Company’s public disclosure of information concerning the transaction in a Form 8-K furthers the purpose of Section 5 of the Securities Act of 1933 (“Securities Act”), which is to promote disclosure of information to inform investment decisions.  SEC v. Cavanaugh, 1 F. Supp. 2d 337, 360 (S.D.N.Y. 1998).

GSEI respectfully submits that it is not an underwriter because it did not purchase the Securities with a view to distribution.  Instead, GSEI acquired the Securities as an investment for its own account in the ordinary course of its business and was immediately subject to various forms of market risk.  In addition, at the time GSEI acquired the Securities, it did not have any agreement or understanding, directly or indirectly, with any person to distribute the Securities.

Definition of an “Underwriter”

Section 2(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking”.  One of the purposes of the definition is to “cover all persons who might operate as conduits for the transfer of securities to the public”.  See, e.g., Wheaton v. Matthews Holmquist & Associates, 858 F.Supp. 753, 757 (N.D.Ill. 1994); and Ackerberg v. Johnson, 892 F.2d 1328, 1335-36 (8th Cir. 1989).

The definition’s phrase “with a view to .. . . . distribution” creates a subjective standard regarding the purchaser’s intent.  As such, it is fact-specific.  In determining intent, courts and the Commission often look to evidence based on objective criteria, such as the purchaser’s actions at and following the time of the purchase and during any holding period.

This “facts and circumstances” approach to analyzing underwriter status is echoed in Staff no-action letters and in interpretations published by the Staff in its Manual of Publicly Available Telephone Interpretations (the “SEC Staff Interpretations”).  Specifically, in the no-action letter issued to the American Council of Life Insurance (May 10, 1983), the Staff noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction.  The Staff also stated that institutional investors generally should not be deemed to be underwriters with regard to the purchase of large amounts of securities, provided such securities are acquired in the ordinary course of the purchaser’s business and that the purchasers have no arrangement with any person to participate in the distribution of such securities.

Similarly, SEC Staff Interpretation D.5 states that the “determination of whether a person is an underwriter with respect to a large amount of securities acquired in one or a series of offerings under the rule depends on the particular facts and circumstances.”  And SEC Staff Interpretations D.29 and H.76 provide the following list of factors for determining whether selling security holders are acting as underwriters selling on behalf of an issuer:

•	how long the selling shareholders have held the shares;
•	the circumstances under which they received them;
•	their relationship to the issuer;
•	the amount of shares involved;
•	whether the sellers are in the business of underwriting securities; and
•	finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

GSEI has reviewed the factors in the Staff’s comments and other relevant factors including the considerations in the SEC Staff Interpretations mentioned above.  For the reasons explained in greater detail below, based upon the totality of the facts and circumstances in this matter, GSEI is not an underwriter as defined in Section 2(11) of the Securities Act and as clarified by the Commission and Staff interpretive positions.

GSEI Purchased the Securities in the Ordinary Course of Business.

GSEI is a private equity investor with one shareholder and not a registered broker dealer, and GSEI made the Company aware of the fact that GSEI is in the business of buying and holding equity investments in a number of different companies.  In the ordinary course of its business, GSEI acquired the Debenture and the underlying Common Stock issuable upon conversion or redemption of the Debenture for its own account, for investment purposes only and not with a view towards or in connection with the public sale or distribution of the Securities.

The terms and conditions of the transaction demonstrate that the transaction was an investment, not an underwritten transaction.  For instance, GSEI acquired the Debentures with an agreed upon purchase price, and the purchase price does not reflect a discount that is customary in an underwritten transaction.  Further, the fixed conversion price feature of the Debenture (with the conversion price being equal to the lesser of a percentage of the market price at the time of conversion or a fixed price) creates an incentive for the purchaser to hold the securities.  Indeed, the longer that the purchaser holds the debenture in anticipation of the market price increasing above the fixed price, the greater the potential return on the ultimate conversion of the Debenture into Common Stock.

Moreover, GSEI has not (and will not) receive a commission or any other remuneration from the Company if and when it sells any of the Conversion Shares, and the Company will not receive any proceeds from the sale of such shares by GSEI.  In addition, the Purchase Agreement includes customary representations and warranties, covenants and conditions to closing from the Company regarding ongoing status of the Company being a reporting company under the Exchange Act; proper and timely filing of reports, proxy statements, forms and other documents required to be filed with the Commission.  These provisions help to ensure that adequate information will be available to the market concerning the Company.  Further, the Debenture includes a cap on the percentage of beneficial ownership held by GSEI immediately following the conversion or exercise of such securities, precluding GSEI from becoming an affiliate of the Company.

In the no-action letter issued to the American Council of Life Insurance, the Staff abandoned the “presumptive underwriter doctrine,” adopted a facts and circumstances approach instead, and concluded that institutional investors generally should not be deemed to be underwriters with regard to the purchase of large amounts of securities, provided that such securities are acquired in the ordinary course of their business from the issuer or underwriter of those securities.  That analysis compels the conclusion that GSEI did not act as an underwriter because it purchased the Securities in the ordinary course of its business from the issuer of the Securities.  As outlined by the American Council of Life Insurance in its letter to the Staff, deeming entities like GSEI an underwriter in the circumstances present here will adversely impact the ability of smaller companies, such as the Company, to access capital.

GSEI Was Immediately Exposed to Market Risk.

GSEI purchased the first Debenture through the delivery of the purchase price consisting of cash and the full recourse secured promissory note referred to herein as the “Note.”  Both credit and market risks existed at the time of the closing on December 19, 2007 with respect to GSEI’s investment in the Company.  GSEI is subject to a number of risks inherent in its investment in the Company, including without limitation:

•	the Company failing to perform under the Debenture;
•	the Company running out of authorized stock necessary to perform the requisite conversions;
•	the Company’s potential delisting from the trading market;
•	a substantial reduction in the market for the Company’s securities.

In addition, it should be noted that the Debenture is unsecured, and thus, GSEI does not have the ability to look to any secured assets for the satisfaction of the Debenture in the event of any default by the Company thereunder.

The occurrence of any of these events or a number of other market-driven events could adversely affect the Company and its operations.  If such an adverse impact were to occur, not only would the public market for the Conversion Shares be adversely affected (eliminating the value of the conversion mechanism in the Debenture for timely repayment of the Debenture balance), but the Company would also likely be unable to otherwise repay the debenture, resulting in the value of the Debenture significantly declining or being reduced to zero.  This scenario is certainly plausible given the general public market conditions that have unfolded over the past 16 months.  In fact, GSEI has experienced this exact situation with some of its portfolio companies.  Moreover, it is quite common for investors to be forced to renegotiate the terms of financings to address the inability of a portfolio company to perform under the original transaction structure, or otherwise accommodate unforeseen circumstances in the companies’ capital needs or operations.  These realities subject GSEI to further uncertainty and market risk in that the transaction may be renegotiated or defaulted on by the Company.

Unlike some other types of financing transactions, this transaction was structured in such a way that GSEI was immediately exposed to risk.  For example, no post-closing conditions shielded GSEI from exposure to risk in this transaction—GSEI’s investment was not conditioned on the filing or effectiveness of a registration statement or other, similar post-closing actions by the Company that could have shielded GSEI from certain risks.  To the contrary, GSEI paid cash to the Company in the amount of $250,000 at closing and the Company has received $1,250,000 in cash from GSEI as of the date of this letter.  Similarly, the Purchase Agreement includes a covenant by GSEI that so long as the Debentures are outstanding, neither GSEI nor its affiliates will engage in any short sales with respect to the Conversion Shares.  Such a “no shorting” provision prevents GSEI from shielding itself from certain market risks through hedging.

GSEI irrevocably acquired the Securities on December 19, 2007 and has been at risk since that date.  GSEI’s agreement to take these risks is wholly inconsistent with the notion that it is an underwriter or that it is acting as a conduit for the Company.  To the contrary, acceptance of these risks is consistent with GSEI’s desire to purchase securities from the Company and hold them as an investment.

GSEI Meets the Rule144 Safe Harbor

While GSEI did not act as an underwriter under the broad definition in Section 2(a)(11), GSEI also meets the Rule 144 safe harbor from that definition.2  A purchaser satisfying the applicable conditions of the Rule 144 safe harbor is deemed not to be engaged in a distribution of the securities and therefore is deemed not to be an underwriter of the securities for purposes of Section 2(a)(11).  See, e.g., Ackerberg, 892 F. Supp. at 1336; United States v. Sherwood, 175 F. Supp. 480, 483 (S.D.N.Y. 1959); and Louis Loss and Joel Seligman, Securities Regulation (3rd ed.), Section 3-A-3, n. 580.

Rule 144(b)(1)(i) states that, “If the issuer of the securities is, and has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act), any person who is not an affiliate of the issuer at the time of the sale, and has not been an affiliate during the preceding three months, who sells restricted securities of the issuer for his or her own account shall be deemed not to be an underwriter of those securities within the meaning of section 2(a)(11) of the Act if all of the conditions of paragraphs (c)(1) and (d) of this section are met.”

The Company satisfies the requirements of Rule 144(b)(1)(i), GSEI has complied with the holding period requirements set forth in Rule 144(d), and the Note meets the requirements of Rule 144(d)(2).  Specifically, the Note (i) provides for full recourse against GSEI; (ii) is secured by collateral (other than the Debenture) having a fair market value at least equal to the purchase price of the securities purchased; and (iii) has been discharged by payment in full prior to the issuance of the underlying securities for each conversion under the Debenture.

With regard to GSEI’s satisfaction of the Rule 144 holding period, the Staff has taken the position in no-action letters that the holding period for securities purchased in part with a qualified promissory note (as was present here) begins on the effective date of the note, not the dates of payments made on the note.  See Keystone Automotive Industries, March 19, 1997).  In Keystone, the purchaser had purchased certain securities with cash and a qualified promissory note.  In the no-action letter, the Staff concluded that the Rule 144 holding period for the securities began on the effective date of the note rather than on the dates of the later payments under the note.  See also Vista Chemical, Inc., February 23, 1987 (concluding that Rule 144 holding period commenced on date of bank loan used to purchase securities rather than on repayment dates under the loan).

Here, GSEI purchased the Debenture set forth in the securities purchase agreement for $250,000 in cash and a qualified promissory note in the amount of $1,250,000 on December 19, 2007.  Accordingly, the Rule 144 holding period for the Debenture (and any conversion shares issued thereunder) began on the effective date of the Note.  At least six months elapsed from the effective date of

2  Contrary to the implication of the Staff’s comment in the December 17 Letter that Rule 144 is not available for transactions that are “are part of a plan or scheme to evade the registration requirements of the Securities Act,” this transaction was designed specifically to comply with those requirements.  Indeed, GSEI sought and received advice of counsel prior to entering into the transaction and relied in good faith on that advice in concluding that the transaction complied with the federal securities laws.

the Note prior to the first partial conversion and issuance of common stock to GSEI in full compliance with Rule 144 and the Staff’s no-action letters regarding similar transactions.

GSEI’s Relationship with the  Company is that of a Passive Investor and not an “Affiliate.”

Rule 144(a)(1) defines an “affiliate” of an issuer as a “person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.”  Under Securities Act Rule 405, “the term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

GSEI does not have any relationship with the Company other than that of a passive investor, and GSEI is not an “affiliate” of the Company.  GSEI does not have the contractual right to appoint any representatives as directors or executive officers of the Company, and GSEI has never at any given time held more than 3% of the Company’s outstanding common stock.  In addition, GSEI is contractually limited to beneficially owning no more than 4.99% of the Company’s outstanding common stock under the terms of the Debenture.3  There are no contractual agreements relating to voting, or other agreements or arrangements in place between GSEI or any of its affiliates and the Company with respect to the voting of any shares of the Conversion Shares.  Neither GSEI nor any of its affiliates is an officer or director of the Company.

As the Commission has previously stated, contractual restrictions preventing stockholders from owning more than a certain percentage of an issuer’s common stock preclude such stockholders from being considered beneficial owners of more than the contractual cap on beneficial ownership.  See, e.g., the Commission's Amicus Brief filed with the United States Court of Appeals, Second Circuit, regarding Levy v. Southbrook International Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001)).  Accordingly, GSEI does not (and can not) beneficially own more than 10% of the Company’s common stock and can not be deemed an affiliate of the Company.

Finally, while the transaction’s share ownership limitations demonstrate that GSEI is not an affiliate of the Company, the limitations should not be construed as a requirement that GSEI sell shares in any specific amount.  Indeed, if GSEI elects not to convert the Debenture and instead elects simply to collect interest and await the maturity of the obligation, GSEI will not necessarily have sold any shares of the Company’s common stock into the market.  Likewise, if the price of the Company’s common stock increases substantially, the number of shares into which the Debenture may convert will decrease substantially.  The mere calculation of the number of shares into which the Debenture may convert, given the current market price of the Company’s common stock, does not and should not imply that GSEI must or will sell any particular number of shares in the future.

3  Section 3.5 of the Debenture provides that the cap “shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.”

Conclusion

GSEI was not acting as a conduit for the Company to distribute shares of its Common Stock as it did not purchase the Securities with a view to distributing the Conversion Shares on behalf of the Company.  GSEI neither participated, directly or indirectly, in any such undertaking.  Based upon all of the circumstances of the transaction, including the length of time that GSEI has held the Securities, the circumstances under which GSEI received the Debenture and issued the Note, GSEI’s relationship with the Company, and the fact that GSEI is not in the business of underwriting securities, GSEI respectfully submits to the Staff that it is not, nor should it be considered, an underwriter under Section 2(a)(11) of the Securities Act with respect to the resale of the Conversion Shares.  Notwithstanding the foregoing, GSEI has also satisfied all of the conditions of the safe harbor presented in Rule 144, further removing GSEI from any underwriter status.

Furthermore, GSEI’s relationship with the Company is that of a passive investor.  GSEI does not have any right to appoint any representatives as directors or executive officers of the Company.  GSEI is currently contractually prohibited from acquiring, more than 4.99% of the company’s Common Stock.  Therefore, GSEI respectfully submits that it should not be considered an affiliate of the Company, and GSEI stands ready to provide further information or analysis to the Staff as requested.